Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2012	2011
Earnings:
Income before income taxes	$3,903	$3,271
Add:
Interest and other fixed charges, excluding capitalized interest	460	416
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	148	184
Distributed income of investees accounted for under the equity method	5	4
Amortization of capitalized interest	1	—
Less:
Equity in earnings of investments accounted for under the equity method	10	13
Total earnings available for fixed charges	$4,507	$3,862
Fixed charges:
Interest and fixed charges	$478	$428
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	148	184
Total fixed charges	$626	$612
Ratio of earnings to fixed charges	7.20x	6.31x

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